SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

				Amendment No. 4

                          BLACK WARRIOR WIRELINE CORP
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0005 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    092260504
                                 (CUSIP NUMBER)

                               JAMES H. HARRISON
				   SJMB, L.P.
                                C/O SJMB, L.L.C.
                           4299 SAN FELIPE, SUITE 120
                              HOUSTON, TEXAS 77027
                                 (713) 871-0799
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               OCTOBER 6, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT.   [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 458144102                   13D/A


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|   1  |   NAMES OF REPORTING PERSONS
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|      |   SJMB, LLC  76-0559974
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|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[ ]
|      |                                                          (b)[ ]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS *
|      |   N/A
--------------------------------------------------------------------------------
|   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)       [ ]
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|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |                                                            Delaware
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                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |                                      71,327,940
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |                                               0
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |                                      71,327,940
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |                                               0
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |                                                          71,327,940
--------------------------------------------------------------------------------
|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *            [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |                                                                90.5%
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON *
|      |                                                                  CO
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

ITEM 1. Security and Issuer.

This statement constitutes Amendment No. 4 to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 16, 1998, (the "Original Filing"), with respect to shares of the common stock, par value $.0005 per share (the "Common Stock"), of Black Warrior Wireline, Corp., a Delaware corporation ("BWWC") of 100 Rosecrest Lane, Columbus, Mississippi 39701, beneficially owned by SJMB, L.P., a Delaware partnership ("SJMB"). This Amendment No. 4 reflects certain material changes in the information set forth in the Original Statement, as follows:

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, as amended.

ITEM 4. Purpose of the Transaction.

Item 4 is hereby amended to add the following:

The purpose of the October 6, 2005 transaction was to increase the liquidity of the investment in BWWC.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

On October 6, 2005, SJMB and BWWC entered into a Recapitalization Agreement whereby SJMB agreed to convert the prinicpal and interest on all of its outstanding convertible promissory notes into BWWC Common Stock at the closing of a proposed underwritten offering and SJMB agreed to sell those shares of Common Stock to BWWC at the time of the underwritten public offering at the price per share that BWWC receives for the shares of Common Stock that it sells in the proposed underwritten public offering (the "Per Share Offering Price"). In the Recapitalization Agreement SJMB also agreed to sell to BWWC at the closing of the proposed underwritten public offering its warrants to purchase Common Stock at a price for each three (3) warrants sold equal to the Per Share Offering Price. In the event the proposed underwritten public offering has not occurred by June 30, 2006, SJMB has agreed to exchange its warrants to purchase BWWC Common Stock for shares of BWWC Common Stock at an exchange rate of three
(3) warrants surrendered for each share of Common Stock issued. As of October 6, 2005, SJMB held convertible promissory notes issued by BWWC with a total principal balance of $13,700,000 and the accrued interest totaled $10,956,595. As of October 6, 2005, the prinicpal and interest are convertible into 32,875,460 shares of Common Stock. As of October 6, 2005, SJMB held warrants to purchase 33,434,999 shares of Common Stock at an exercise price of $0.75 per share. As of October 6, 2005, the Common Stock beneficially owned by SJMB was approximately 90.5% of BWWC's Common Stock.

ITEM 7. Material to be Filed as Exhibits

Item 7 is hereby amended to add the following:

A copy of the October 6, 2005 Recapitalization Agreement between SJMB and BWWC is attached as an Exhibit.

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

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 14, 2005


                                         SJMB, L.L.C.

                                         By: /s/ JAMES H. HARRISON
                                         Name:   James H. Harrison
                                         Title:  Vice President

                                         SJMB, L.P.
                                         By: SJMB, L.L.C.,
                                         General Partner

                                         By: /s/ JAMES H. HARRISON
                                         Name:   James H. Harrison
                                         Title:  Vice President



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